UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 11 May 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , A R Hill ≠ , R P Menell, D N Murray,
D M J Ncube, G M Wilson
† British, ≠ Canadian, # Ghanaian, ** Executive Director
Company Secretary: M M L Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile +27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za

Willie Jacobsz
Tel
+1 617 535 7545
Mobile +1 857 241 7127
email
Willie.Jacobsz@
gfexpl.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
MEDIA RELEASE

Fatality at South Deep project
Johannesburg, 11 May 2015: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) regrets to announce that a
contractor at the South Deep project in South Africa lost his life in a tramming accident at 12:30 this past Saturday (9 May 2015).

The relevant authorities were immediately notified and the South
African Department of Mineral Resources (DMR) has issued a
Section 54, which halts all tramming activities at the project until further notice and pending the outcome of the full investigation by management and the authorities. An in-loco inspection of the area is scheduled to take place with the DMR today.

Nick Holland, Chief Executive Officer of Gold Fields, said: “Our deep and heartfelt condolences go out to the family, friends and
colleagues of the deceased. Management will do everything possible to support them in this hour of need.”

“The loss of life amongst our colleagues strengthens our resolve to improve the safety conditions at our mines. While we have made considerable progress in our quest to improve safety we still have some way to go and it remains my top priority to ensure that if we cannot mine safely we will not mine,” Mr Holland added.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.co.za

Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
Email:
Willie.Jacobsz@gfexpl.com

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.co.za

ends
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South
Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral
Resources 6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 11 May 2015
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer